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                             October 13, 2023

       Saqib Islam
       Chief Executive Officer
       SpringWorks Therapeutics, Inc.
       100 Washington Blvd
       Stamford, CT 06902

                                                        Re: SpringWorks
Therapeutics, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 28,
2023
                                                            File No. 001-39044

       Dear Saqib Islam:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Notes to the Consolidated Financial Statements

       Management's Discussion and Analysis
       Results of Operations
       Research and development expenses, page 107

   1. You disclose on page 7 that you have multiple product candidates with different indications and on page
105 you state that you track external research and development expenses on a
program-by-program basis. Please provide us, and confirm you will disclosure in future
filings, a table which disaggregates external research and development expense by program.
Include other line items in the table, as necessary, including any amounts that are not
allocated, with the total reconciling to the amount on the Income
                                                        Statement.
       10. License and Collaboration Agreements, page 135

   2. For your EGFR and TEAD license agreements, please provide us proposed disclosure which will be disclosed
in future filings regarding the specific terms of
 Saqib Islam
SpringWorks Therapeutics, Inc.
October 13, 2023
Page 2
         each agreement, including, as applicable, the amount of the upfront payment, milestone payments disaggregated into the nature of each milestone, and the royalty rate or range that does not exceed a ten point range.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mary Mast at 202-551-3613 or Daniel Gordon at 202-551-3486 with any questions.



FirstName LastNameSaqib Islam                                Sincerely,
Comapany NameSpringWorks Therapeutics, Inc.
                                                             Division of
Corporation Finance
October 13, 2023 Page 2                                      Office of Life
Sciences
FirstName LastName